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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 15)*

The Men’s Wearhouse, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
587118100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	587118100	Page	2	of	6

1	NAMES OF REPORTING PERSONS George Zimmer 1988 Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		2,528,225 shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,528,225 shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,528,225 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.83%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) George Zimmer, as Trustee of the George Zimmer 1988 Living Trust, is vested with the sole power to vote with respect to the securities held by the trust.
* See Instructions

George Zimmer 1988 Living Trust	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer: The Men’s Wearhouse, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
		40650 Encyclopedia Circle	and	6380 Rogerdale Road
		Fremont, California 94538		Houston, Texas 77072

Item 2.	(a)	Name of Person Filing: George Zimmer 1988 Living Trust

	(b)	Address of Principal Business Office or, if none, Residence:
40650 Encyclopedia Circle
Fremont, California 94538

	(c)	Citizenship: California

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 587118100

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 2,528,225 shares

	(b)	Percent of Class: 4.83%

	(c)	Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 2,528,225 shares
(ii) Shared Power to Vote or Direct the Vote: -0-
(iii) Sole Power to Dispose or to Direct the Disposition of: 2,528,225 shares
(iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008
Date
/s/ GEORGE ZIMMER
George Zimmer, as Trustee
George Zimmer 1988 Living Trust

CUSIP No.	587118100	Page	4	of	6

1	NAMES OF REPORTING PERSONS George Zimmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		3,528,225 shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,345 shares(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,528,225 shares(1)

WITH:	8	SHARED DISPOSITIVE POWER

16,679 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,594,570 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.87%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents (i) 2,528,225 shares held by the George Zimmer 1988 Living Trust, which George Zimmer, as trustee, has sole power to vote and (ii) 1,000,000 shares held by the George Zimmer 2007 Annuity Trust DTD 10/25/07, which George Zimmer, as trustee, has sole power to vote.
(2) Represents shares allocated to Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”), with respect to which Mr. Zimmer may give the trustee of such Plan instructions as to how to vote. In addition, under the Plan, Mr. Zimmer currently has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 16,679 shares allocated to Mr. Zimmer’s account under the Plan.
* See Instructions.

George Zimmer	Page 5 of 6 Pages

Item 1.	(a)	Name of Issuer: The Men’s Wearhouse, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
40650 Encyclopedia Circle	and	6380 Rogerdale Road
Fremont, California 94538	Houston, Texas 77072

Item 2.	(a)	Name of Person Filing: George Zimmer

(b)	Address of Principal Business Office or, if none, Residence:
40650 Encyclopedia Circle
Fremont, California 94538

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, $.01 par value

(e)	CUSIP Number: 587118100

Item 3.	Not Applicable.

Item 4.	(a)	Amount Beneficially Owned: 3,594,570 shares

(b)	Percent of Class: 6.87%

(c)	Number of Shares as to Which Such Person Has:

(i)	Sole Power to Vote or Direct the Vote: 3,528,225 shares
(ii)	Shared Power to Vote or Direct the Vote: 66,345 (represents shares allocated to Mr. Zimmer’s account in The Men’s Wearhouse, Inc. Employee Stock Ownership Plan (the “Plan”) with respect to which Mr. Zimmer may give instructions to the trustee of such Plan as to how to vote)
(iii)	Sole Power to Dispose or to Direct the Disposition of: 3,528,225 shares
(iv)	Shared Power to Dispose or to Direct the Disposition of: 16,679 (under the Plan, Mr. Zimmer currently has the right to instruct the trustee of such Plan to distribute to Mr. Zimmer up to 16,679 shares allocated to Mr. Zimmer’s account under the Plan)

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

Item 9.	Not Applicable

Item 10.	Not Applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008
Date
/s/ GEORGE ZIMMER
George Zimmer

Page 6 of 6 Pages
Exhibit A
Agreement of Joint Filing
     The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Act, the amended statement dated February 11, 2008, containing the information required by Schedule 13G, for the shares of common stock of The Men’s Wearhouse, Inc. held by the George Zimmer 1988 Living Trust and George Zimmer.

GEORGE ZIMMER 1988 LIVING TRUST
By:	/s/ GEORGE ZIMMER
George Zimmer, Trustee

/s/ GEORGE ZIMMER
George Zimmer